EXHIBIT 12.1

MIDAMERICAN ENERGY HOLDINGS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

					MEHC (Predecessor)
	Year Ended December 31,
	2003	2002	2001	March 14, 2000 through December 31, 2000	January 1, 2000 through March 13, 2000	Year Ended December 31, 1999
Pre-tax income	$849,792	$643,098	$503,884	$219,204	$91,170	$357,069
Fixed charges	809,877	703,511	529,792	425,083	115,405	524,759
Less capitalized interest	(30,483)	(37,469)	(86,469)	(85,369)	(15,516)	(70,405)
Earnings available for fixed charges	$1,629,186	$1,309,140	$947,207	$558,918	$191,059	$811,423
Interest expensed and capitalized	$771,831	$647,379	$499,263	$396,773	$101,330	$496,578
Amortization of deferred financing and bank fees	28,046	46,132	20,529	18,310	4,075	18,181
One-third of rental payments	10,000	10,000	10,000	10,000	10,000	10,000
Total fixed charges	$809,877	$703,511	$529,792	$425,083	$115,405	$524,759
Ratio of earnings to fixed charges	2.0	1.9	1.8	1.3	1.7	1.6